082-34926

ANTISOMA

RECEIVED
2007 SEP 20 A 6:44

PROCESSED
SEP 2 6 2007
E THOMSON FINANCIAL

SUPPL

Antisoma Research Limited
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44 (0)20 8799 8200
Fax: +44 (0) 20 8799 8201
e-mail: enquiries@antisoma.com
www.antisoma.com

07026792

With compliments

Antisoma's preliminary results for the year ended 30 June 2007

12 September 2007, London, UK: Cancer drug developer Antisoma plc (LSE: ASM, USOTC: ATSMY) today announces its preliminary results for the year ended 30 June 2007. These results have been prepared under International Financial Reporting Standards ('IFRS') as adopted for use by the European Union.

Highlights of 2006/2007

Major licensing deal with Novartis for ASA404 (formerly AS1404)

- Total potential milestones of USD $890 million
- Near-term payments of USD $100 million ($75 million received to date)
- Option to co-commercialise product in US
- Phase III lung cancer trial expected to begin enrolment in early 2008

Positive clinical trial data for ASA404

- Five-month survival gain in randomised lung cancer trial
- Supportive data from second lung cancer trial
- Positive PSA response findings in prostate cancer

Positive data and progress on AS1411

- Cases of tumour shrinkage in renal cancer patients
- Lack of serious side-effects in phase I trial
- Randomised phase II trial started in acute myeloid leukaemia (August 2007)

Financial summary

- Upfront payment of £38.2 million (USD $75 million) received from Novartis
- £26.3 million raised in oversubscribed fundraising
- Cash and liquid resources of £61.4 million at 30 June 2007 (2006: £14.9 million)
- Full-year net loss of £9.8 million (2006: £16.9 million)

Commenting on the results, Glyn Edwards, CEO of Antisoma, said: "This has been a breakthrough year, with positive phase II data on ASA404 and a major licensing deal with Novartis. Their investment in ASA404 has the potential to generate significant returns for Antisoma's shareholders. We are now applying the same rigorous approach we used in developing ASA404 to our promising aptamer drug AS1411, giving us another opportunity to create substantial value. With phase II data anticipated for AS1411 and plans to add further promising assets to our pipeline, we look forward to another exciting year."

Enquiries:

Antisoma plc +44 (0)7909 915 068
Glyn Edwards, *Chief Executive Officer*
Raymond Spencer, *Chief Financial Officer*
Daniel Elger, *Director of Communications*

Buchanan Communications (UK enquiries) +44 (0)20 7466 5000
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich

The Trout Group (US enquiries) +1 646 378 2900
Brian Korb/Seth Lewis

Except for the historical information presented, certain matters discussed in this preliminary announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by this preliminary announcement. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Joint Chief Executive and Chairman's Statement

This was a breakthrough year in which we reported a host of positive data from our clinical trials. Most notable was the five-month survival benefit with ASA404 (formerly AS1404) in lung cancer. In April we licensed ASA404 and a follow-on compound to Novartis in a deal worth up to $890 million in potential milestone payments. Our share price increased nearly three-fold during fiscal 2007 and we received the 2007 Techmark MediScience award for the best performing life sciences stock on the main market of the London Stock Exchange.

Going forward, the true value of ASA404 lies in its potential to become a widely used cancer drug. The Novartis deal provides a clear route to achieve that potential and realise the benefits for Antisoma's shareholders. It also puts us in a stronger position to unlock the value in other exciting drug candidates such as AS1411 and to continue to build our business with new opportunities.

ASA404 partnered and progressing to phase III

We announced our worldwide deal with Novartis in April 2007. They licensed worldwide rights to ASA404 and a follow-on vascular disrupting agent. We gained near-term payments of USD $100 million (of which $75 million has been received). We could receive up to $355 million in further development milestones and $325 million in sales-related milestones for ASA404 and up to $110 million for the follow-on compound. In addition, we will receive undisclosed royalties on any future sales of these drugs. We have an option under the deal to sell ASA404 alongside Novartis in the United States. If the product succeeds and we exercise this option, Novartis will support us in setting up a US sales infrastructure. This could also be used to sell other Antisoma products. We see this as an important strategic benefit as it provides a potential low-cost and low-risk route into commercialising our own drugs.

The principal driver for the ASA404 deal was the mature data from our randomised phase II study of the drug in non-small cell lung cancer. Headline findings were announced in September 2006 and detailed at a medical conference in November. The addition of ASA404 to chemotherapy in this trial extended median survival by over 5 months (14.0 months versus 8.8 months with chemotherapy alone). This is one of the largest survival benefits ever observed in a trial in advanced lung cancer. Other measures of the drug's effect also demonstrated an additional benefit with ASA404, and the combination of ASA404 and chemotherapy was generally well tolerated. More recently, we have reported positive data from a second phase II trial of ASA404 in lung cancer. This trial was a single-arm study in which patients received a higher dose of ASA404 combined with chemotherapy. Median survival was 14.9 months, corroborating the extended survival seen when ASA404 was added to chemotherapy in the randomised trial.

We have conducted phase II trials of ASA404 in two other cancers. A study in recurrent ovarian cancer produced mixed data when one year's follow-up was completed in July 2007. As a result, this indication will not be a priority for further development. In June 2007 we reported the latest data from a randomised study of ASA404 in hormone-refractory prostate cancer at the American Society of Clinical Oncology ('ASCO') meeting. Addition of ASA404 to chemotherapy improved various measures based on the prostate cancer biomarker PSA (Prostate Specific Antigen). Further data from the prostate cancer trial, including one-year survival findings, are expected by the end of October.

We expect Novartis to begin enrolment of patients into a phase III trial of ASA404 in lung cancer early in 2008. Lung cancer is among the most prevalent cancers. Given this and the potential for application in a number of other cancers, we see ASA404 as a potential blockbuster.

AS1411 phase II programme underway

In August 2007 we announced that we had started a phase II trial of our aptamer drug AS1411 in the blood cancer AML (acute myeloid leukaemia). This trial builds on data reported during the year from a phase I trial in solid tumours as well as AML-specific data presented at recent scientific meetings. Cancer cells from patients

with AML are highly sensitive to AS1411 and the drug has been shown to act synergistically *in vitro* with an established current treatment for AML, cytarabine. The phase II trial tests AS1411 in combination with cytarabine. It is a randomised trial designed to compare this combination with cytarabine alone, and will provide the first systematic evaluation of the efficacy of AS1411. Initial results will be available during 2008.

Final data from the phase I study of AS1411 in solid tumours were presented in October 2006. These showed that the drug was remarkably well tolerated, with no serious adverse events related to treatment among the thirty trial patients. The trial included 12 patients with advanced renal cancer, many of whom had received several previous treatments. In this group there were two cases of profound tumour shrinkage, while a number of other patients showed disease stabilisation. We considered these results very encouraging given the nature of the patients included in the trial. Renal cancer will therefore be the second indication to progress to phase II, and we expect to start this trial in early 2008. As with AML, we plan to carry out a randomised trial to gain a clear sense of the therapeutic potential of AS1411 in renal cancer.

Like ASA404, AS1411 could have potential across a variety of cancers, in this case including both blood cancers and solid tumours.

AS1402 to be tested in full phase II trial
Our phase II plans for our antibody drug AS1402 have evolved. We had originally planned a phase IIa study in which markers would be used to make an initial assessment of the drug's effect. This would then have led to a larger phase II study. Working with external advisors, we have now drawn up plans for a more comprehensive assessment of efficacy through a full phase II study. This has meant some delay to the programme, but will mean that we gain more valuable data from the next trial. We expect this to start during 2008. It will be a randomised controlled study in patients with metastatic breast cancer.

AS1409 to enter clinic
AS1409 combines the anti-cancer cytokine IL-12 with a tumour targeting antibody in a single drug molecule. In August 2006 we announced plans to start testing AS1409 in renal cancer and melanoma patients during 2007. We expect to start a phase I trial in these cancers by December.

Under the alliance agreement we signed with Roche in 2002, they had an option to license any product entering the clinic at Antisoma until November 2007. Antisoma's business has evolved since the Roche deal. We are now more focused on taking drugs through trials ourselves. We have therefore agreed with Roche that they will not use this option to license AS1409. At the same time, we have agreed on an early termination of the option agreement so that it will not apply if we acquire any new clinical products before November. We would like to take this opportunity to thank Roche for being an excellent and supportive partner over the five years of our agreement.

We have a number of other drug candidates under preclinical evaluation. In prioritising these, we have decided not to pursue further development of our targeted RNase drug, AS1406. We are continuing work on our programme of telomere targeting agents. We intend to bring in additional drug candidates to boost our pipeline.

Financial position strengthened by Novartis deal
We now have more cash resources at our disposal than at any time in our history. This reflects the successful completion of the ASA404 deal, which triggered an upfront payment of £38.2 million (USD $75 million), and the raising of £26.3 million in a placing in December 2006. As a result we finished the financial year with £61.4 million in cash and short-term investments, compared with £14.9 million last year.

Total revenues for the year ended 30 June 2007 were £8.0 million, up from £1.6 million last year. This reflects the advent of revenues from Novartis, £6.6 million of which were recognised in the year ended 30 June 2007. Our operating losses decreased from £19.8 million last year to £13.9 million this year. Total operating expenses have increased by £0.4 million to £21.8 million, with research and development expenditure falling by £2.0 million and administrative expenses increasing by £2.4 million, inclusive of £0.9 million of foreign exchange losses. Net losses for the year were £9.8 million, compared with £16.9 million last year.

An important consequence of the ASA404 deal is that we will incur no further costs for the development of the drug. We are, however, now undertaking a significant programme of trials on other products, most notably AS1411, which we expect to be in at least two phase II studies by the end of our 2007-2008 financial year. With these studies and those planned for AS1409 and AS1402, we expect a measured rise in our spending on product development over the coming year.

Major developments expected on ASA404 and AS1411

Further development of ASA404 is now in the hands of Novartis. We expect them to start enrolling patients into a phase III trial in lung cancer in early 2008 and to explore the drug's potential in other solid tumours. Antisoma's resources can now be focused on other promising drugs, especially AS1411. With one phase II trial in acute myeloid leukaemia underway and a second in renal cancer starting soon, we look forward to a plethora of data over the next eighteen months. We also continue to seek further promising assets for our pipeline, and expect to bring in new drugs for development when suitable opportunities arise.

Glyn Edwards	**Barry Price**
Chief Executive Officer	**Chairman**

Consolidated income statement
for the year ended 30 June 2007

	2007 £'000	2006 £'000
Revenue	**7,956**	1,630
Research and development expenditure	**(14,511)**	(16,569)
Administrative expenses	**(7,324)**	(4,854)
Total operating expenses	**(21,835)**	(21,423)
Operating loss	**(13,879)**	(19,793)
Interest receivable	**1,176**	923
Loss before taxation	**(12,703)**	(18,870)
Taxation - UK	**2,953**	1,998
Loss for the year	**(9,750)**	(16,872)
Loss per ordinary share		
Basic and diluted (restated)	**2.36p**	4.67p

Consolidated statement of total recognised income and expense
for the year ended 30 June 2007

	2007 £'000	2006 £'000
Loss for the year	**(9,750)**	(16,872)
Exchange translation difference on consolidation	**(1,638)**	(110)
Total recognised expense for the year	**(11,388)**	(16,982)

Consolidated balance sheet
as at 30 June 2007

	2007 £'000	2006 £'000
ASSETS		
Non-current assets		
Goodwill	**5,523**	6,133
Intangible assets	**19,065**	19,008
Property, plant and equipment	**485**	618
Deferred tax assets	**750**	-
	25,823	25,759
Current assets		
Trade and other receivables	**2,460**	928
Current tax receivable	**2,011**	1,900
Short-term deposits	**10,000**	5,506
Cash and cash equivalents	**51,414**	9,412
	65,885	17,746
LIABILITIES		
Current liabilities		
Trade and other payables	**(7,492)**	(4,657)
Deferred income	**(31,905)**	(313)
Provisions	**(341)**	(16)
Net current assets	**26,147**	12,760
Total assets less current liabilities	**51,970**	38,519
Non-current liabilities		
Deferred tax liabilities	**(5,523)**	(6,133)
Other non-current liabilities	**-**	(573)
Provisions	**(168)**	(24)
	(5,691)	(6,730)
Net assets	**46,279**	31,789
Shareholders' equity		
Share capital	**8,795**	8,040
Share premium	**100,451**	76,221
Other reserves	**18,571**	20,209
Profit and loss account	**(81,538)**	(72,681)
Total shareholders' equity	**46,279**	31,789

Consolidated cash flow statement
for the year ended 30 June 2007

	2007 £'000	2006 £'000
Loss for the year	**(9,750)**	(16,872)
Add back:		
Interest	**(1,176)**	(923)
Tax	**(2,953)**	(1,998)
Adjustments for:		
Impairment of acquired intellectual property rights	**144**	-
Depreciation of property plant and equipment	**321**	431
Loss on disposal of property plant and equipment	**-**	2
Share-based payments	**893**	675
Operating cash flows before movement in working capital	**(12,521)**	(18,685)
(Increase)/decrease in debtors	**(1,500)**	157
Increase/(decrease) in creditors	**34,323**	(1,118)
Cash generated from/(used in) operations	**20,302**	(19,646)
Interest received	**1,144**	937
Research and development tax credit received	**2,092**	1,698
Net cash generated from/(used in) operating activities	**23,538**	(17,011)
Cash flows from investing activities		
Purchase of property, plant and equipment	**(188)**	(70)
Purchase of intangible assets	**(1,839)**	-
(Purchase)/sale of short-term deposits	**(4,494)**	1,994
Net cash (used in)/generated from investing activities	**(6,521)**	1,924
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	**26,503**	7,192
Expenses paid in connection with issue of ordinary share capital	**(1,518)**	(237)
Net cash generated from financing activities	**24,985**	6,955
Net increase/(decrease) in cash and cash equivalents	**42,002**	(8,132)
Cash and cash equivalents at beginning of year	**9,412**	17,544
Cash and cash equivalents at end of year	**51,414**	9,412

Notes to the financial statements for the year ended 30 June 2007

1. Basis of reporting

The preliminary announcement for the year ended 30 June 2007 has been prepared by Antisoma plc in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretation Committee interpretations ('IFRIC') as adopted for use by the European Union and endorsed by June 30, 2007 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. For Antisoma there are no differences between IFRSs as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board ('IASB').

The Group established IFRS accounting policies in 2006 and applied these policies and applicable IFRS 1 – 'First-time Adoption of International Financial Reporting Standards' transition provisions to determine the opening balance sheet at its date of transition, being July 1, 2004. Those exemptions provided by IFRS 1 which have continuing relevance are as follows:

- Business combinations: a first-time adopter may elect not to apply IFRS 3 – 'Business combinations' retrospectively to business combinations that occurred before the date of transition to IFRS. The Group elected to take advantage of this exemption, not applying IFRS 3 to the business combinations that occurred before July 1, 2004, the Group's date of transition.
- Share-based payments: the Group has applied the requirements of IFRS 2 – 'Share-based payments' in accordance with the transitional provisions. IFRS 2 has been applied to all grants of equity instruments after November 7, 2002 that had not vested at January 1, 2005.

2. Segmental information

Under IAS 14 – 'Segmental information' the Group has only one business segment, being drug development. In addition, as the Group's activities are virtually all UK based, there is only one geographical segment. The Group's geographical segments are determined by location of operations.

All revenue is derived from customers whose operations are located in Europe.

3. Shareholders' funds and statement of changes in shareholders' equity

	Share capital £'000	Share premium £'000	Other reserve: Retranslation £'000	Other reserve: merger £'000	Profit and loss account £'000	Total £'000
At 1 July 2005	7,659	69,647	724	19,595	(56,484)	41,141
Loss for the year	-	-	-	-	(16,872)	(16,872)
New share capital issued	381	6,811	-	-	-	7,192
Expenses on share issue taken to share premium	-	(237)	-	-	-	(237)
Share options: value of employee services	-	-	-	-	675	675
Foreign exchange adjustments on consolidation	-	-	(110)	-	-	(110)
At 30 June 2006	8,040	76,221	614	19,595	(72,681)	31,789
At 1 July 2006	8,040	76,221	614	19,595	(72,681)	31,789
Loss for the year	-	-	-	-	(9,750)	(9,750)
New share capital issued	755	25,748	-	-	-	26,503
Expenses on share issue taken to share premium	-	(1,518)	-	-	-	(1,518)
Share options: value of employee services	-	-	-	-	893	893
Foreign exchange adjustments on consolidation	-	-	(1,638)	-	-	(1,638)
At 30 June 2007	8,795	100,451	(1,024)	19,595	(81,538)	46,279

The financial information contained in this preliminary announcement does not constitute the Group's statutory accounts for the years ended 30 June 2007 or 2006 within the meaning of section 240 of the Companies Act 1985. The financial information has been extracted from the financial statements for the year ended 30 June 2007, which have been approved by the Board of Directors and on which the auditors have reported without qualification. The financial statements will be delivered to the Registrar of Companies after the Annual General Meeting The financial statements for the year ended 30 June 2006, upon which the auditors reported without qualification, have been delivered to the Registrar of Companies.

ENDS

END